Filed by Digital Realty Trust, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rules 14a-12 and 14d-2
under the Securities Exchange Act of 1934
Subject Company: InterXion Holding N.V.
(Commission File No. 001-35053)

Digital Realty Investor Call
Thursday, February 13, 2020

Call Company Participants

•	John Stewart, Senior Vice President of Investor Relations

•	A. William Stein, Chief Executive Officer

•	Matt Mercier, Senior Vice President, Finance

•	Greg Wright, Chief Investment Officer

•	Corey Dyer, Executive Vice President, Sales & Marketing

•	Chris Sharp, Chief Technology Officer

Other Participants

•	Jonathan Atkin, Analyst

•	Jordan Sadler, Analyst

•	Michael Funk, Analyst

•	Michael Rollins, Analyst

•	Erik Rasmussen, Analyst

•	Simon Flannery, Analyst

•	Ari Klein, Analyst

•	Robert Palmisano, Analyst

Operator
Good afternoon and welcome to the Digital Realty Fourth Quarter 2019 Earnings Call. Please note this event is being recorded. During today’s presentation all parties will be in a listen-only mode. (Operator Instructions) I would now like to turn the call over to John Stewart, Digital Realty's Senior Vice President of Investor Relations. Please go ahead.
John Stewart, Senior Vice President of Investor Relation

Thank you, Sean. The speakers on today’s call are CEO Bill Stein and SVP, Finance, Matt Mercier. CIO Greg Wright, CTO Chris Sharp, and Corey Dyer, EVP, Sales & Marketing, are also on the call and will be available for Q&A.

Management may make forward-looking statements, including guidance and the underlying assumptions. Forward-looking statements are based on expectations that involve risks and uncertainties that could cause actual results to differ materially. For a further discussion of risks related to our business, see our 10-K and subsequent filings with the SEC.

This call will contain non-GAAP financial information. Reconciliations to net income are included in the Supplemental package furnished to the SEC and available on our website.

Investors are encouraged to read the Proxy Statement & Prospectus with respect to the proposed transaction between Digital Realty and Interxion and other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of these documents from the SEC’s website at sec.gov or from the websites or Investor Relations departments of either Digital Realty or Interxion.

Before I turn the call over to our CEO Bill Stein, I'd like to hit the tops of the waves on our fourth-quarter results.

•	We extended our global footprint, reaching agreements to combine with Interxion and to enter India.

•	We enhanced our portfolio quality, recycling capital from fully-stabilized assets into network-dense interconnection hubs.

•	We launched PlatformDIGITALTM, a unique global data center platform designed to enable customers to scale digital business.

•	We advanced our sustainability initiatives, with incremental renewable energy agreements and several industry awards.

•	Last but not least, we further strengthened the balance sheet, locking in long-term debt and preferred equity capital at record-low coupons.

With that, I’d like to turn the call over to Bill.

Bill Stein, Chief Executive Officer

Thanks, John. Good afternoon and thank you all for joining us!

Our formula for long-term value creation is a global, connected, sustainable framework. We advanced each of these three pillars in 2019, culminating with the addition of a new member to the Digital family, and we'd like to congratulate our friend and partner Andy, along with his wife Sarah, on the arrival of their Baby Girl Power earlier this week. We continued to expand our global footprint. The highlight was of course our entry into a definitive agreement to combine with Interxion in a highly strategic and complementary transaction that will create a leading global provider of cloud- and carrier-neutral data center solutions.

We also executed a Memorandum of Understanding with the Adani Group to pursue a joint venture in India, and we are actively exploring opportunities to plant our first flag in this vast, untapped market with tremendous growth potential.
Yesterday we announced an agreement with Clise Properties to acquire a 49% ownership interest in the Westin Building Exchange in Seattle, shown here on page three. The Westin Building is one of the most densely inter connected facilities in North America, and is home to leading global cloud, content and interconnection providers, with over 150 carriers and more than 10,000 cross-connects. As you are probably aware, we've closed $1.4 billion of asset sales over the past three months. Pro forma for the asset sales; the Westin Building; and the combination with Interxion; network-dense, performance-sensitive assets will make up nearly half our portfolio, up from a little over one-fourth as of September 30.
Taken together, you can begin to see the strategic direction uniting each of these individual pieces. We are deliberately recycling capital from stabilized assets and reinvesting into higher-growth opportunities, sacrificing near-term earnings growth for long-term value creation. We've also made significant strides extending our sustainability leadership, as outlined here on page four.
In October, we announced renewable energy agreements in Northern Virginia and Oregon. In November, we were honored to receive Nareit's "Leader in the Light" award for data center sustainability for the third consecutive year. In January, we earned EPA ENERGY STAR® certification for exemplary energy performance in 29 data centers, the second year in a row we earned the most ENERGY STAR certifications in the sector. Also in January, we issued €1.4 billion of green Euro bonds. This was our third green bond issuance, and we are now the largest U.S. REIT green bond issuer. Our green bond framework is aligned with ICMA Green Bond Principles, with a second-party opinion provided by Sustainalytics.
Also in January and away from Digital, some of our largest customers and investors unveiled sweeping sustainability commitments, with a particular emphasis on improved disclosure for shareholders. We have included SASB-aligned disclosures in our 10-K for the past two years, and our ESG report includes extensive additional information about our approach to managing the impact of climate change. Our ESG report also addresses relevant themes of the TCFD framework.
We are committed to managing our environmental impact and optimizing our use of energy and natural resources because we believe it’s the right thing to do, and because it matters to our customers, our investors, and our employees We are committed to delivering sustainable growth for all stakeholders, and serving a social purpose. In January, we announced the appointment of two new directors, expanding the size of our board from nine to eleven. The governance principle behind our board refreshment philosophy is balancing fresh thinking and new perspectives with experience and continuity. The average tenure on our board is less than six years, whereas our chairman and former chairman have both served on the board since our IPO.

We are particularly excited about the new perspectives and expertise our two new directors will bring to the board. Specifically, Alexis Black Bjorlin brings unique connectivity and customer perspective from her experience at leading global providers across the cloud & communications value chain, while Lt. Gen. "Dash" Jamieson brings invaluable cyber-security expertise from her tenure as former Director of the U.S. Air Force Intelligence Surveillance, Reconnaissance and Cyber Effects Operations. We are delighted to welcome them both to our Board, and we look forward to benefiting from their leadership and expertise for years to come.

Let's turn to page five for an update on Interxion.
In early January, we raised €1.7 billion of Euro bonds with a weighted-average maturity of approximately seven years and a weighted-average coupon of approximately 1.0%. We intend to use a portion of the net proceeds from these bonds to refinance InterXion's outstanding debt. The bond offering is not contingent upon completion of the combination with Interxion, but if the combination is not consummated before the end of next January, then we will be required to redeem €1.4 billion of the Euro bonds at 101% of par.
In late January, the SEC declared our S-4 registration statement effective, and we launched the exchange offer for shares of INXN. Shortly after our registration statement went effective, Interxion filed its Schedule 14D-9, which included the background on the transaction from their perspective, fairness opinions from their advisors, and their board's unanimous recommendation in support of the exchange offer. Once the Schedule 14D-9 was filed, both companies began mailing proxy materials for our respective shareholder meetings, scheduled for February 27.
In terms of the regulatory process, we've received clearance from the antitrust authorities in Austria, Germany and the Netherlands, and we are now just waiting for decisions on our foreign investment filings in France and Germany, where we currently own and operate data centers. In terms of integration, planning activities are underway, but until the transaction closes, it remains business as usual, and we continue to operate as two independent companies. In terms of timing, we remain on track, and - subject to regulatory clearance and other closing conditions - we expect to close some time in the second quarter.

Let's turn to page six. During the fourth quarter, we launched PlatformDIGITAL, a continuation of our focus on the customer and an evolution of our connected campus strategy, and we also unveiled our Platform Roadmap to underpin the next wave of digital transformation in response to market demand.

Enterprise customers are demanding a global, fit-for-purpose data center platform experience to rapidly deploy, connect and host distributed IT infrastructure to scale their digital business.

To address this demand, we introduced four solution offers productizing specific combinations of space, power, cross-connect and management controls. These solutions enable enterprise deployments of network, security and data infrastructure at global points of business presence.

The launch of PlatformDIGITALTM has been well received by the industry, including customers, partners and industry analysts. At MarketplaceLIVE in November, Cisco, IBM and Vapor launched partner- validated versions of PlatformDIGITAL solutions and numerous industry analysts published highlight reports. We are excited about the PlatformDIGITAL launch, as it positions us to capture the significant, incremental addressable market by serving the global needs of the enterprise.
Let's turn to the favorable secular demand drivers underlying our business, along with the industry analyst recognition of the leadership role Digital Realty has to play, here on page seven.
According to the IDC CEO survey, digital transformation is expected to enable over $18 trillion of economic value-add over the next three years. Gartner recently pegged global enterprise IT spending at almost $4 trillion, reflecting rapidly growing investment to build distributed IT and data center infrastructure. During the fourth quarter, Digital Realty was named as a worldwide leader in the IDC MarketScape: Colocation & Interconnection Services Vendor Assessment report, noting that PlatformDIGITAL™ provides a global scale platform to enable digital transformation in a consistent, modular basis. We were honored by this strong confirmation of Digital Realty's unique positioning to capture the global data center demand opportunity. We continue to see early indicators of digital transformation demand on our platform. We captured a record number of new logos last year, led by our enterprise vertical, as these customers begin to deploy and connect components of their digital infrastructure globally.
Given the resiliency of the demand drivers underpinning our business and the relevance of our portfolio to meeting these needs, we believe we are well positioned to continue to deliver sustainable growth for customers, shareholders and employees - whatever the macro environment may hold in store.

With that, I'd like to turn the call over to Matt Mercier, to take you through our financial results.

Matt Mercier, Senior Vice President, Finance
Thank you, Bill.
Let’s begin with our leasing activity here on page nine. We delivered another solid quarter of leasing activity, with particular strength in APAC and the Americas. We signed total bookings of $69 million, just shy of our all-time second-best. Fourth-quarter bookings included a $7 million contribution from interconnection.
We signed new leases for space & power totaling $62 million with a weighted-average lease term of a little over six years, including an $8 million colocation contribution. I would like to point out that we see the lines blurring between product types, and the distinction is becoming less meaningful.
As a result, we expect to evolve our disclosure in the coming quarters to more closely align with our customers' buying behavior, and the way we manage the business. We aim to consistently improve the transparency of our financial disclosures, and, as always, we welcome additional input from analysts and investors in the process.
During the fourth quarter, we added 51 new logos. This was our third- highest new logo quarter, and our two best came in 3Q19 and 2Q19. For the full year, we added 215 new logos, nearly 40% better than the prior year, underscoring the traction we're gaining within our enterprise segment.
In APAC, we saw strength in Sydney, Singapore and Osaka. In the Americas, we quietly leased another 18 megawatts in Ashburn during the fourth quarter, and similar to the previous quarter, our biggest deal in this market was just six megawatts, demonstrating broad-based strength of demand.
As Andy predicted last quarter, the Ashburn pendulum has swung back a bit quicker than just about anyone expected a year ago, and the tremendous scale and connectivity of our Ashburn connected campus outperformed in a crowded competitive backdrop. On the heels of additional activity since year-end, our Northern Virginia active development pipeline is now one hundred percent pre-leased.
We have not yet begun to see upward pressure on pricing, given competitive supply elsewhere in the market, but rental rates have stabilized; we are beginning to field mutually exclusive requirements for the remaining capacity; and available blocks of contiguous inventory are becoming scarce. Needless to say, while the Ashburn market is not entirely out of the supply & demand woods just yet, we remain bullish on the long-term prospects for communications infrastructure in the commonwealth - as well as our position in the market - given the diversity of our large and growing installed base of customers seeking additional footprint on the campus, as well as the value of our strategic land holdings, which provide the longest runway for their future growth.
Several specific fourth-quarter wins speak directly to our ability to address customer needs with our global platform and full-product spectrum offering. PathAI is the world’s leading provider of AI-powered technology for advancing pathology research, using machine learning and deep learning techniques to drive toward faster, more accurate diagnosis of diseases like cancer. The Boston-based startup partners with some of the world’s largest life sciences companies, such as Bristol-Myers Squibb, LabCorp, and Gilead Sciences. As a company that was born in - and until now operated exclusively in the cloud, this is PathAI’s first deployment of physical infrastructure. Given the GPU-intensive nature of their IT environment and their rapid growth, PathAI was struggling to control their monthly cloud spend. Their deployment into Digital Realty Move-In Ready capacity will enable them to pull over 80% of their GPU workload out of the cloud to better manage and predict the costs associated with their High-Performance Computing environment.
Our PlatformDIGITALTM solution addressed multiple needs for a global social media provider, including the need for a network point of presence with the ability to connect directly to our ecosystems locally and globally, as well as a testing environment for their larger deployment in the same location.
This customer was able to leverage our connected campus and internet gateway which is really the power of PlatformDIGITALTM. The ability to connect to the sub-sea cable that provides substantial bandwidth for traffic to markets across Asia-Pacific was another key driver. They trusted the Digital Realty team and were confident we could move quickly, think creatively and, most importantly, execute. We enjoyed notable success re-leasing previously occupied, or "move-in ready" inventory, with a U.S.-based designer, developer, manufacturer and global supplier of a broad range of semiconductor and infrastructure software products. The Digital Realty team closed a multi-site, multi- country deal with this customer that included a combination of Move-In Ready locations plus a large colocation deployment. Digital Realty was awarded the business due to our ability to quickly negotiate terms while remaining flexible in scope, speed to market, and expansion options. This win was a prime example of our global, multi-product platform meeting our customers' digital transformation needs.
Last but not least, just to give you an example of the breadth of companies using PlatformDIGITALTM to enable and help scale their business, we landed a deal this quarter with an advertising company that creates patented, world-class ad tech that delivers viewable, high-impact ad formats for brands, agencies and publishers looking to maximize ROI.
They serve their global client base through un-missable digital ad formats using patented ad serving technology. They selected Digital Realty because we offer a flexible solution they could customize as they grew as well as connectivity to global internet providers.
Turning to our backlog on page eleven, the current backlog of leases signed-but-not-yet-commenced stepped up from $99 million as of September 30 to $116 million at year-end. The lag between signings and commencements during the fourth-quarter was a bit better than our long- term historical average at four months.

Moving on to renewal leasing activity on page twelve - we signed $117 million of renewals during the fourth quarter, in addition to new leases signed. As you may recall, 2019 was our all-time high in terms of lease expirations, and we signed over $500 million of renewal leasing in 2019, more than 50% higher than our previous record year, with a weighted- average lease term of nearly nine years. For the full year, we retained a little over 80% of expiring leases, right in line with our long-term average, while cash rents rolled down 1.3%, much better than our initial expectation of "down high-single-digits."

As you may recall, we successfully executed both legacy DLR long-term, top-customer renewals, as well as the long-awaited legacy DFT customer renewal in 2019. As you can see from the lease expiration schedule on page thirteen, less than 16% of the portfolio expires in any given year, compared to the 23% we faced at the beginning of last year, which should set the stage for a lower churn hurdle going forward. Aside from a few select supply-constrained regions and metro areas, we have yet to see broad-based rental rate growth across most markets. However: we are continuing to make significant progress cycling through peak vintage renewals; the lion's share of our portfolio has recently been leased at current market rents; and we are beginning to see barriers to entry emerge in a growing number of markets around the world. As a result, we expect to see continued, gradual improvement on cash re- leasing spreads into 2020 and beyond.

In terms of fourth-quarter operating performance, overall portfolio occupancy slipped sixty basis points to 86.8%, to a handful of move- outs across the portfolio. After successfully navigating the record expiration year in 2019, we expect to generate positive net absorption in 2020, with improving portfolio occupancy on the heels of significant progress back- filling this recently available capacity.

For the full-year, same-capital cash NOI was down (4.0)%, at the low end of our guidance, and reflecting an 80 basis point FX headwind; continued pressure on property taxes; as well as the record-high lease expirations in 2019. Although we still face some same-store headwinds from higher property taxes and downtime from refurbishing and re-leasing available capacity, we do expect to see improvement going forward.

The U.S. dollar continued to climb relative to prior-year exchange rates, and FX represented roughly a 70 basis point headwind to the year-over- year growth in our reported results, from the top to the bottom line. Turning to our economic risk mitigation strategies on page fourteen: we manage currency risk by issuing locally-denominated debt to act as a natural hedge, so only our net assets within a given region are exposed to currency risk from an economic perspective.

In addition to managing foreign currency exposure, we also mitigate interest rate risk by proactively terming out short-term, variable rate debt with longer-term, fixed rate financing. Given our strategy of matching the duration of our long-lived assets with long-term, fixed rate debt, a one hundred basis point move in LIBOR would have less than a twenty basis point impact to full-year FFO per share. Our near-term funding and refinancing risk is very well managed, and our capital plan is fully funded.

In terms of earnings growth, core FFO per share was down 3.6% year- over-year, primarily due to two months of dilution from the Mapletree joint venture.

While we are not providing formal guidance for 2020 at this time given the number of moving parts related to our pending strategic combination with Interxion as well as the acquisition of our partner’s interest in the Westin Building, we did want to share a few forward-looking data points. On a standalone basis, we expect reported top-line revenue growth for Digital Realty to be roughly flat year-over-year: reflecting the full-year impact of $1.4 billion of asset sales, as well as a one-

quarter consolidated revenue contribution from Ascenty in 2019, prior to closing the joint venture with Brookfield on the last day of 1Q19.

Adjusting for the revenue related to these private capital efforts, and excluding any potential contribution from the Westin Building acquisition, we expect to generate organic revenue growth in the mid- single-digits in 2020.
We expect to maintain industry-leading EBITDA margins, in line with the prior year. In terms of financing, we have positioned the balance sheet with out-sized liquidity in anticipation of closing the combination with Interxion.
In January, we closed on the $557 million Mapletree portfolio sale at a 6.6% cap rate. We also successfully raised €1.7 billion of Euro bonds at a blended coupon of 1.0%.

As you may recall, €1.4 billion of these Euro bonds will initially be used to refinance Interxion’s outstanding debt. These bonds included a Special Mandatory Redemption provision, and will be retired at 101% of par if the Interxion transaction does not close. Last but not least, we expect to settle our $1.1 billion equity forward in the third quarter.

Hopefully this high-level color provides some context for our 2020 outlook, and we expect to provide formal guidance, along with the underlying assumptions, on the heels of closing the combination with Interxion.

Last but certainly not least, let's turn to the balance sheet on page 15.

Net debt-to-EBITDA dropped by four-tenths of a turn to 5.7x at year-end, as proceeds from the Mapletree joint venture were used to pay down debt, while fixed charge coverage remained healthy at 4.1x. Pro forma for the Mapletree portfolio sale and settlement of the forward equity offering, net debt-to-EBITDA remains in line with our targeted range at approximately five times, while fixed charge coverage is approximately four-point-six times.
In terms of capital-raising activity, in early-October, we raised $345 million of perpetual preferred equity at five-point-two percent, an all-time low preferred equity coupon for Digital Realty. The very next day, we opportunistically tapped the Euro bond market, raising approximately $550 million of eight-and-a-half-year paper at one-and-an-eighth. Finally, in early January, we came back to the Euro bond market, and raised the €1.7 billion of Euro bonds to refinance InterXion's outstanding debt. As Bill mentioned, the weighted-average maturity was approximately seven years and the weighted-average coupon was approximately 1.0%.

This successful execution against our financing strategy is a reflection of the strength of our global platform, which provides access to the full menu of public as well as private capital; sets us apart from our peers; and enables us to prudently fund our growth. As you can see from the chart on page sixteen, our weighted-average debt maturity is over six years, and including the January bond issuance, we whittled our weighted-average coupon down another twenty-five basis points this quarter to 2.9%. A little less than half our debt is non-U.S.-dollar-denominated, acting as a natural FX hedge for our investments outside the U.S. Over ninety percent of our debt is fixed rate, to guard against a rising rate environment, and ninety-nine percent of our debt is unsecured, providing the greatest flexibility for capital recycling. Finally, as you can see from the left side of page sixteen, we have a clear runway, with virtually no near-term debt maturities, and "no bar too tall" in the out-years. Our balance sheet is poised to weather a storm, but also positioned to fuel growth opportunities for our customers around the globe, consistent with our long-term financing strategy.

This concludes our prepared remarks, and now we will be pleased to take your questions. Sean, would you please begin the Q&A session?
Questions and Answers
Operator
We will now begin the Q&A session. As a reminder, all participants will be limited to one question and one follow-up to ask your question. (Operator Instructions)
Our first question will come from John Atkin with RBC. Please go ahead.

Jonathan Atkin, Analyst
Thanks. So my first question is around the transaction with InterXion and wondering if you have any sort of thoughts about the anticipated timing around the foreign investment filings in France and Germany that you alluded to, and then as you proceed with planning, I know you're understandably limited to a degree, prior to the close, but what steps are you able to take over in Europe prior to the transaction close to facilitate the integration once the deal is concluded.

Greg Wright, Chief Investment Officer
Yeah. Hey, John, it's Greg Wright, let me take your question. The first one. With respect to where we are in the InterXion transaction again, specifically, let's just go through a couple of things. We have received antitrust clearance as Bill said, in all three jurisdictions where we need approval in terms of Austria, Germany, the Netherlands. And that's on the antitrust clearance side. We're still awaiting decisions for the foreign investment filings in both France and Germany and look, we're, I think one thing that's encouraging is we're already in both of those markets and then trying to handicap when that comes back, it's hard to do, but we will say, so far, we feel like we're making progress here we should be and that's really all we have at this point, but we'll continue to announce to the market as we get additional findings there. That was your first question.
On the second question with respect with respect to the steps to integration. We're currently planning for integration, as you can imagine. So far there was the primary focus has been on regulatory approvals going effective with the SEC and launching our exchange offer. And now we have started to ramp up the integration effort with our colleagues and InterXion, we've gone to the point where we're identifying people and teams to lead the integration. We've identified and we're working with integration consultants and we were at a point where we're allowed to have certain people on both sides connect with each other and clearly we're making sure that we always consult with the lawyers to make sure we do with right things where we can and can't. So that's where we are with respect to that.

Jonathan Atkin, Analyst
Great. And then maybe just a follow-up more on the operational side, but PlatformDIGITAL curious which metros, you've been seeing the most commercial progress towards driving more connectivity driven and retail business. And any color around sales cycles and is there any kind of lengthening the shortening that you're seeing as well as kind of book to bill trends you talked about that. I think maybe in reference to wholesale but anything sort of commercially as it relates to connectivity and then retail and PlatformDIGITAL would be interesting to hear.

Corey Dyer, Executive Vice President, Sales & Marketing
Hey, Jordan. This is Corey Dyer just can help out with the PlatformDIGITAL question you had. And yes, a little bit about where we see it happening and where we see it taking route to begin. And I would tell you that the PlatformDIGITAL really is about the enterprise and selling globally.
So it's not really a situation where we're going to look at specific markets for it. That said, we launched it in November at MarketplaceLIVE, our new event that we put out or resurrected. Really good feedback from all the media analysts, the analyst themselves. If you look at the IDC report that we referenced earlier, it has us into up in the leader segment for that along with one of their group.
So really happy with how it's been rolled out and what we're seeing from traction with customers. So I think it's been great there across the entire globe for us. We referenced earlier a couple of different wins we had one of the largest investment banks deploy six different network hubs with us to help out with their architecture, as well as servicing their customers and their employees.
We also had a large agricultural firm to the same kind of deployment across multiple regions with us. So we've seen it pick up really well for us. And then I think your questions around commencement date with the follow-on question I think Jordan.
And what we think we're going to see is a little bit shortening of that to your point around wholesale, we tend to see that commence a little bit later. These are going to drive a little bit more co-location for us a lot more enterprise wins and you'll see a much quicker a shorter time between booking and commencement.
I think I answered all the questions. Greg, do you have anything else.

Greg Wright, Chief Investment Officer
No, I think you've covered it.

John Stewart, Senior Vice President, Investor Relations
Thanks, Jonathan.

Jonathan Atkin, Analyst
Thanks.

Unidentified Speaker
Thank you.

Operator
Our next question will come from Jordan Sadler with KeyBanc Capital Markets. Please go ahead.

Jordan Sadler, Analyst
Thank you. Good afternoon. So just wanted to circle up to the Seattle acquisition that you announced and discussed on the call here. The thought process on this transaction and the return profile relative to sort of legacy Digital and perhaps as well as the growth profile versus Digital. And then maybe thinking how this sort of corresponds or relates to sort of what you're doing over in Europe, if at all.

Greg Wright, Chief Investment Officer
Yeah. Hey, Jordan, it's Greg. Let me, let me take that question I'd like with respect to the, to the Western transaction. Look, I think Bill had gone through the, really the merits of the transaction, whether it's boosting connectivity and network density as he mentioned, it’s the 6 most interconnected building in North America, you have 250 plus networks and over 10,000 cross connects.
It really is the Internet gateway to the Pacific Northwest. And we look at it in terms of connectivity. First of all, the way the process started is our partner has been a terrific partner, the Clise family and their company. We've had a longstanding relationship with them and they decided they wanted to sell, so for us, given how much and we've always said, our strategy has been that we want to increase our ownership to Internet Gateway and highly connected assets.
And you really when you that's your mandate, you can't get any better than the Westin building. So that was really the rationale behind it. In terms of returns look, I would say it's sort of a mid to high 5% cap rate, call that little less than 18 times on an EBITDA multiple basis.
And in terms of growth projections. I mean clearly with any of these highly connected Internet Gateway buildings we expect greater growth one than our portfolio average just because these buildings as we know from Cermak and 60 Hudson and the like those buildings are very special.
And so you really do get outsized growth with them. So that was really the strategic rationale. In response to your question with respect to Europe. It's a very similar strategy when you really think about it, right? In terms of the InterXion transaction. I mean, we've said for quite some time now, we've had several objectives, one was we did want to expand our footprint in Europe.
Secondly wanted to increase our ownership again of Internet Gateway and highly connected assets we really we're striving for a leading European platform and team and with all that we were looking for a significant development platform and needless to say when InterXion we get all of that.
And so what are the real benefits to digital, there we're going a broader footprint and product offering to serve our customers, which is most important in Europe and beyond. We're going to be able to do a lot of what they do best and overlay that onto our portfolio. That too is going to result, just as we talked about the Westin building an accelerated growth and ultimately, with the combination of all of that it's going to result in increased value creation in our minds.
So I think I've covered your questions. Jord please let me know.

Jordan Sadler, Analyst
No, I think you nailed it. I assume you're going to close in the next couple of months or so, but as it relates to, I'll move on to Ashburn I want to come back. It sounds like. Yeah, you are quietly signing some significant leases 18MW, can you maybe provide sort of the were there any new logos in that market signed in the quarter.

And then anything else you can sort of any other insight you can offer in terms of availability within your portfolio, you said you're. I thought you said part of, I think you said you were largely least on your development there, but it sounds like you're sorting out or scoping out some availability as well.

Matt Mercier, Senior Vice President, Finance
Yeah, Jordan. This is Matt. So I think. I think we've had a lot of success in Northern Virginia both this quarter and last quarter. This quarter in Northern Virginia, was our number one market for leasing and overall I think as we've said in the prepared commentary of the market really come really come back in the second half of the year although absorption was down a bit from 2018 is actually higher than 2017 overall.
I think, to your question, specific question. Subsequent to the end of the quarter, we leased another 20MW in that market. 12MW of those were in the, our development portfolio which now brings that up to a 100% leased and another 8MW was within our operating portfolio, which was already I think of slightly over 90% leased and improves the occupancy in that market as well as that we're excited about the Northern Virginia market.
And we're continuing to see robust demand there.

Chris Sharp, Chief Technology Officer
Yes, thanks, Jordan. I'd also like to add a little bit of a just overall work that we've done in that market with our master plans in our land banking it really allows us to be very prudent on how we can bring infrastructure to our customers in a very balanced manner.
And I think new logos is one way to look at it, but it's also new types of infrastructure coming to market. So as you see AI and machine learning becoming more prevalent with all of these major providers they want to be in proximity to their existing infrastructure. So the work that we've done in that market to master plan the right of ways, and really start to think through how we can future proof their existing assets and provide a path for them to grow and launch all these new services, it's something that's very unique in that market and we continue to look at the future growth there and be differentiated than what we can provide through a lot of those customers.

Jordan Sadler, Analyst
Okay, thank you.

Operator
Our next question will come from Michael Funk with Bank of America. Please go ahead.

Michael Funk, Analyst
Yeah, thank you for taking the questions guys. A couple I could. I mean it's kind of following on the last question is going to be pretty wide range of commentary about kind of the funnel and hyperscale demand in general.
Maybe just tie that back to your commentary about Ashburn what you're seeing there and the funnel in general. And then one of the InterXion. If I could maybe remind me about the tax ability for that deal for InterXion investor seeing in the other details behind that.

Corey Dyer, Executive Vice President, Sales and Marketing
So Michael, this is Corey, I'll take the first part of the question around just the Ashburn competition, because I think that's where you're driving and we'll figure out somebody else for the other questions around the taxes.
First off, yeah, we've been successful in Ashburn really about the value of our platform and really the diverse offering that we have. You think about what we've got with customers that are already there and how they're going to build on to it. So we've got some customers already installed there and they're looking for adjacency in the campus and adjacency sometimes in the same building. So that helps us a lot the same customers of the are often the scaling customers that we're working with globally and having the relationships in the contracts and everything we do to take care of them on a regular basis, helps us continue to win those deals on those opportunities.

And then finally, yeah, we're working through the Tetris game of how we accommodate the demand that's continue to come for us and make sure that we're there to take care of them, and continuing to build on our success in Ashburn. So we're excited about it. I think you also asked about our qualified pipeline and we're feeling very strong about that.
So we're well positioned for this year with a good start (inaudible) Let me. (inaudible)

Michael Funk, Analyst
Follow on along. I think I've got I think to clarify though do so. I mean are you seeing that kind of diversity of the customer base is I guess 80 new within the bookings that you're seeing more diverse customer base, whether it's industry wide or geographically. Is that part we're seeing here.

Matt Mercier, Senior Vice President, Finance
Yeah. Yeah, let me, this is Matt. Let me take. I mean we saw in Northern Virginia, we had pretty widespread activity across multiple customers within cloud content and gaming really leading the way within that market, and also a number of international clients coming into Northern Virginia.
So we had major signs of also APAC based technology companies within that market as well in the quarter and we expect to continue that going forward.

Greg Wright, Chief Investment Officer
Yeah. Hey, Michael, it's Greg, sorry to interrupt you there before. And look, with respect to your second question on taxation of the InterXion transaction you're right now and look as we have outlined in the S-4 and had actually mentioned on the original call the deal is taxable transaction for US federal income tax purposes for US holders of the InterXion shares.
I think there's a couple of things to consider. Look there were numerous tax considerations when we structured this deal side was well represented. And as was ours we worked and ultimately, we're trying to find is, what's the most efficient structure quite frankly that allow us to pay the price that we paid.
And so, there's a couple of points in the structure we ultimately came up with. Was that structure, but a couple of points to highlight one is not all shareholders pay US tax, some are exempt.
And secondly, not all shareholders have the same basis. Right. If somebody bought yesterday, they may have a very minimal gain that they sold today. third, and I think most bankers will tell you, when you look at it. Taxable transactions are more common when the market value of what's being paid is significantly greater than the tax basis.
And the reason for that obviously is if you get the stepped-up basis, you get tax shelter going forward, which allows us to retain significantly more capital in the company to grow the business. Hence, the ability to pay.
So, and then finally, I think it's important to note that the way we've structured the transaction that all tendering shareholders it's structured such that they will be able to avoid the 15% Dutch withholding tax as long as they tender. So I hope that answers your question with respect to the tax impact.

Michael Funk, Analyst
No, that's great detail. Thank you very much guys.

Greg Wright, Chief Investment Officer
Sure.

Operator
Our next question will come from Michael Rollins with Citi. Please go ahead.

Michael Rollins, Analyst
I had two questions on some of the metrics. So in terms of the commentary on cash releasing spreads can you unpack a little bit more on what happened in the quarter and the experience that you're seeing between the retail and colo side of the business. And maybe some of the larger deployments from your customers.
And then there was a comment about expecting the same store NOI to be better and I was wondering if that meant for 2020 less of a decline actually net positive growth and just how to think about what's happening in the mix of all of that. Thanks.

Matt Mercier, Senior Vice President, Finance
Yes, so let me take the, your second question, then we can circle back on your first one. So within the quarter. We came in at all in terms of stabilized NOI growth at the lower end. I think as we said in the commentary. We had about a 1% negative impact from FX rates. We also had another 1% coming in from higher, what I call uncontrollable cost, largely around property taxes.
And then I'd say the remaining was tied to what we also discussed with which was our record expiration year in 2019 despite also having roughly 80% retention, which is pretty good metric. What I'd say though there is where we see the green shoots is in the fourth quarter were at least 15-megawatt into available inventory which during that during the quarter was about 40% of our total sign and sitting in our backlog today, we have about 100 basis points of improved occupancy in the vast majority of our available inventory right now, I think, is in high demand core markets that we feel, we feel pretty positive about the progress within our organic growth going forward.
And I think that kind of dovetails also into re-leasing spreads. We had within the more within the year we released over like we said a record year we released over $500 million, slightly down but also did better than we expected. Next year we have a step down in volume of expirations in 2021.
So we feel pretty positive about our mark to market experience going forward on that front.

Michael Rollins, Analyst
Thank you.

Operator
Our next question will come from Erik Rasmussen with Stifel. Please go ahead.

Erik Rasmussen, Analyst
Yeah. Thank you. Circling back on the deal you announced yesterday with the 49%, additional 49%, the Westin property. What's the ability to sort of expand internally or is there any sort of adjacent land that you could potentially develop on that you can capture additional opportunities.

Chris Sharp, Chief Technology Officer
Yeah. Thanks, Eric, this is Chris. So, definitely we're very excited about the Western building there is some ability to expand there. And with some of the new offerings that up, Bill and Matt talked about in the script earlier around some of the new offerings that we're bringing the market and how they are leveraging a lot more interconnection, we'll be able to provide more value to the existing customer base in there and there is to more power that we can bring through there and I think ownership really gives us that ability to really control exactly how we have all that infrastructure and really make sure that we get the maximum return for our customers.
And all in the second part of your question over to Greg and talk about the adjacent lands.

Greg Wright, Chief Investment Officer
Yeah. Thanks, Chris. Thanks, Eric. Look, in terms of adjacent land. I think one thing, it's important. We do own we do own the building next door with our partners at Clise, that's important to remember. But I think one thing about Westin, it's not just the land next door. I think when you look at the connectivity into Canada then to Asia-Pacific, even into our Hillsboro project.
When you look at all that is going to give us connectivity across the board and a lot of connection points. So that's one of the things that's great value with the project like the Westin is it goes beyond just immediately adjacent next door, but instead it goes much broader given the connectivity subsea cables and other things that provide us with that connectivity.
So that would be my answer with that. But we there is building, if there is land next door. If knows about it, please let us know because we like the site. Thank you.

Erik Rasmussen, Analyst
All right, thank you for that and then maybe just my follow up any sort of update on Brazil and with sort of happening with the Ascenty, how much did they contribute to the Americas this quarter, and you've seen things start to what's your assessment of that market right now.

Greg Wright, Chief Investment Officer
Hey, Eric. It's Greg. Let me. Why don't I answer the first question and then let. Let me, I'll. Second question Matt into the first question. Look, I think when we look at Ascenty and you take a look at 2019 versus budget, we're on top of our writing for 2019.
And I think a couple of important takeaways in that market, we saw a lot of the -- large US cloud service providers, take a lot of space over the last 24 months. With that said, I want to make sure we're clear on that. If you guys remember when we did that transaction, there were 14 assets, there were 8 existing assets and 6 under construction, those 14 assets right now are 99% leased.

So I think that's important when we look at underlying demand. And the Ascenty platform remains in our opinion, the dominant platform in the region. So we think we're going to continue to see significant follow-on growth opportunities and additional markets like Chile and we think what you'll see is, again, I think there was a slight pause in this last quarter, but we'll see that like we see elsewhere, you'll see the, the demand start to come back from the customers at that point.
Once they absorb and we think you're going to see demand pick up and we think Chris and his team have done a terrific job and they have an attractive pipeline for 2020. But in terms of how much it contributed Matt would be better position to answer that.

Matt Mercier, Senior Vice President, Finance
Yeah, I mean I think. I think it was the contribution to the quarter was minimal. But what we're seeing right now in the first quarter an acceleration. They've already signed in the first quarter, more than they did in the fourth quarter. So the positive momentum there in the South American portfolio, similar to what we're seeing in our overall portfolio as the cloud providers continue to ramp up, what we see as their demand overall.

Erik Rasmussen, Analyst
All right. Great, thanks.

Chris Sharp, Chief Technology Officer
A little bit. This is Chris, just on the PlatformDIGITAL element that we talked about in the script, I think you're seeing early days. A lot of customers going into that market and so we really see that ecosystem starting to really build out there and it's a critical element that I think it's important to highlight the fact that it's a customer-led expansion down there. And so, it's still early days like Matt was referencing.

Erik Rasmussen, Analyst
Great, thank you.

Operator
Our next question will come from Simon Flannery with Morgan Stanley. Please go ahead.

Simon Flannery, Analyst
Right. Thank you very much. Good evening, interesting to get the commentary on Ashburn that's encouraging. Can you just to talk about. To what extent there is sort of changes in the competitive dynamic there are you seeing any change in the kind of positioning of the private players in terms of committing capital or delaying builds any have supply side changes. And then it's good to see the lease renewals being spread out from here. But are there any, any particular churn events we should be aware of or do you expect churn to be fairly linear through the year. Thanks.
Chris Sharp, Chief Technology Officer
No, I mean, this is Chris. Definitely Ashburn is a phenomenal market, it's very unique in the industry as we all know. But definitely from the private competitors, I think one of the things that's often overlooked is the fact that platforms matter in their increasing importance to our customers where they have access to broader revenue in every major market around the globe.
And I think also the fact that you can land and expand with us and the work that we've done to build out land banks and beyond what some of these smaller private companies were able to achieve. So that's really a big differentiator for us and then the overall supply like we had referenced earlier, the fact that we've worked with our VMI, vendor managed piece and a lot of our build-outs there. We're very prudent in the way that we can accelerate and build capacity in a very flexible manner to meet that customer requirement and I'm going to hand Greg off for the second part of your question there.

Greg Wright, Chief Investment Officer
Yeah. Thanks, Chris. And Simon. I would say obviously everything Chris said, and the other important factor here is, look, I think by definition when you look and see it the supply and demand situation, it's still exist in Northern Virginia that we'd be very surprised if you see any private new capital coming in deployed a development property in that market.
Now what we have seen is some of that space to Chris's point where they may not be leased, that's where you see some of the concessions and the like occurring, but we're keeping our eye on that as well. Going back to Bill Stein roots to be opportunistic and that's one of the reason Bill and Andy are always preaching, and Matt, that we always keep the balance sheet pristine and be ready.
So look, I think that's how, as Chris said, he talked about the advantages we're having in the market, we're having success, but we think that's because of our platform. And so look, we'll look to take advantage otherwise, to the extent we can.

Matt Mercier, Senior Vice President, Finance
Yeah and I think on churn at all. Yeah, I'll hit on the churn, I mean I think as you kind of saw in our slides in our remarks we had an elevated overall exploration pool. This year but our churn was relatively in line with our historical average around 80% we've got a pretty material step down in our exploration pool for next year.
And we're actually expecting our churn to be even. Well, I'm sorry, our retention, to be even even better in 2020 then what we experienced in 2019. So we're pretty positive about our overall portfolio and the management of the least it's coming back at us in 2020.

Simon Flannery, Analyst
Great, thank you.Our next question will come from Ari Klein with BMO Capital, please go ahead.

Operator
Our next question will come from Ari Klein with BMO Capital, please go ahead.

Simon Flannery, Analyst
Thanks. On the M&A front, clearly a lot on the plate with InterXion and Westin in the works. But Equinix recently announced acquisition of Packet. I was interested in your views on whether Digital could pursue similar types of deals as you build out the interconnection platform are those things customers are asking for.

Chris Sharp, Chief Technology Officer
Thanks, this is Chris. I'm happy to talk to that. So it was definitely something that was expected in the market. I think the way that we would at it is we have a philosophical difference there where we really look at our platform is being open. And one of the core, things that we value is not competing with our customers and partners.
And one of the things that we often look at is how can we invest in them is rather than compete with them. And so some of the work that we've done building out one of the largest fabrics of the world with our Service Exchange which is powered by Megaport is something critical to us.
But one of the other key elements inside of this is, it doesn't change our focus right where we're building, the only global fit for purpose data center platform and it's underpinned by an open ecosystem approach which we want to allow our partners to provide those higher value, not higher value, higher up the stack services like Packet is providing.
And so we see our approach in being a foundational element to a lot of our partners and customers, being able to service that bare metal opportunity that package is looked at, because there's a lot of customers about their already solve that. And so, we'd rather focus on solving for more of the data gravity issues and building out a fit for purpose capability for global reach or partnering with the capability, if you will.
So that's kind of how we view that transaction happening in the market, but we still see ourselves as aligning with our partners and customers and empowering their solutions and a unique ways to solve for this enterprise need on a global basis.

Ari Klein, Analyst
Great, thanks.

Operator
Our next question will come from Robert Palmisano with Raymond James. Please go ahead.

Robert Palmisano, Analyst
Great. (inaudible) I made a play that we make the call, so I want to follow up on that, on the Packet that in possibly adding some additional tools. I mean, I understand the industry not wanting to be with the customer is now consistently heard that. But do you think maybe there is a point where the industry is a little too religious on that and there could be some more commoditized the network being used by other elements where you could be leaving some money on the table and wouldn't necessarily irritate the customers are you getting more direct feedback from them.
And then secondly, the follow-up, what are you seeing as far as our potential rent roll downs and do you think that the risk of any of higher churn this year for many customers that might walk rather than the right now. Thanks.

Chris Sharp, Chief Technology Officer
No, actually, I'll take the first part of that question. So we, one of the things that I think is great about Digital and we a tremendous amount of time is we're customer less right in our extreme customer focus as we listen to what their needs are, and one of the elements is you do what you do well right in just continue to do that.
And one of the things that we have done very well, which is centered around platform digital is again that global reach in that repetitive nature of a fit for purpose. Right. That's very unique in the industry allows customers to do cab, cage or megawatt. But one of the things that we've looked at is in these higher up the stack services, it's not in our remit.
And so when we see a lot of these things happen in other industries, either the service fails or that the service becomes pretty complacent rather quickly so because it's an ever evolving landscape particularly around bare-metal and there's a lot of customers out, there are companies out there are creating these bare metal solutions.
What we see is happening in the market, as you have a purpose-built infrastructure for certain types of workloads, right, and so tuck-in acquisition like this will only give you so much benefit for so long and us being able to align with some of the bellwether powerhouses in the industry would be a better solution for our enterprises to really get the full benefit out of the deployment with Digital.
And the second part of the question, I'll hand it over to Matt.

Matt Mercier, Senior Vice President, Finance
Yeah, I think, I think your question again was kind of centered on churn and mark to market. And again, I kind of reiterate some of the, some of the comments. So we, we work through a 25% almost of our portfolio this year we have a material step down, the amount of of our leases and contracts expiring next year, we feel bullish, both on our ability to retain above average within that full expiring in this through this year, down 2020 as well as our ability to maintain rates and be positive on that front.

Robert Palmisano, Analyst
All right, great, thank you very much.

Operator
This will conclude our question and answer session. I would like to turn the conference back over to Bill Stein for any closing remarks.

Bill Stein, Chief Executive Officer
Thank you, Sean. I'd like to wrap up, our quote today by recapping our 2019 highlights as outlined here on the last page of our presentation.
First, we strategically expanded our global platform entering Chile with an anchor lease with a leading global cloud provider acquiring a key land parcel in South Korea and reaching agreements to explore joint venture in India with the Adani group and to combined with InterXion to create a leading global provider of cloud and carrier-neutral data center solutions with an enhanced presence in Europe.
Two, we successfully executed on our private capital initiative closing $1.4 billion of asset sales over the last three months and redeploying those proceeds into highly strategic investments. Three, we launched PlatformDIGITAL, a unique global data center platform, designed to enable customers to scale digital business and we landed a record number of new logos in 2019.
Last but not least, we further strengthened our balance sheet, raising $3.4 billion of long-term debt and preferred equity at a weighted average coupon of 3.1%. As I do every quarter, I'd like to conclude today by saying thank you to the entire Digital Realty team, whose hard work and dedication is directly responsible for this consistent execution. Thank you all for joining us, and we hope to see many of you on the spring conference circuit.

Operator
The conference is now concluded. Thank you for attending today's presentation and you may now disconnect.

Additional Information and Where to Find It
On December 6, 2019, Digital Realty Trust, Inc. (“DLR”) filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on January 27, 2020. DLR has mailed a definitive proxy statement/prospectus to shareholders of DLR and DLR’s subsidiary filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC on January 29, 2020. InterXion filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer on January 29, 2020. The solicitation and offer to purchase the ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF

TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.
Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.
Participants in the Solicitation
DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s stockholders and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements
DLR cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about the exchange offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.